ASSET SALE AND PURCHASE AGREEMENT

Between

TRIANGLE SERVICES, INC. (“Purchaser”),

a New York corporation,

Metroclean Express Corp., (“Seller”),

a New York corporation,

And

GTJ REIT, Inc. (“Parent”),

a Maryland corporation.

ASSET SALE AND PURCHASE AGREEMENT

THIS ASSET SALE AND PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of December 27, 2011 by and among Purchaser, Seller and Parent.  The term “Purchaser” shall be construed to mean and include any Affiliate or Subsidiary of Triangle Services, Inc. to which it, in its sole and absolute discretion, assigns its rights hereunder on or before the Closing Date, provided that Triangle Services, Inc. shall remain liable for the performance of the obligations of the Purchaser hereunder.  The Purchaser, Seller and Parent are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, Parent owns, directly or indirectly, all of the issued and outstanding shares of stock of Seller; and

WHEREAS, the Seller is engaged in the business of maintenance, cleaning, installation, and repair of outdoor street furniture, including, but not limited to, bus shelters, transit centers, benches and newspaper racks." (the “Business”); and

WHEREAS, the Seller desires to sell to the Purchaser, and Purchaser desires to purchase, the Assets (as defined below), on the terms and conditions herein contained.

NOW, THEREFORE, in consideration of the foregoing recitals, and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties hereby agree as follows:

1           DEFINITIONS

1.1
“Adverse Consequences” means all charges, complaints, actions, suits, proceedings, hearings, investigations, claims, demands, costs of defense, judgments, orders, decrees, stipulations, injunctions, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, Taxes, Security Interests, losses, expenses, and fees, including all reasonable attorneys’ fees and court costs.

1.2
“Affiliate” means, with respect to any particular Person, any Person, directly or indirectly, controlling, controlled by or under common control with such Person, whether by ownership or control of voting securities, by contract or otherwise.

1.3	“Allocation Schedule” shall have the meaning set forth in Section 2.3.

1.4
“Assets” means all of the assets owned by or used by the Seller in the Business, of any kind or nature, whether real or personal, tangible or intangible, contingent or non-contingent, choate or inchoate, known or unknown, now owned or hereafter acquired, including without limitation its operating assets, including without limitation operations, licenses, permits, contracts and other agreements attendant to the Business including Business names, goodwill, telephone number, fax number, email addresses, domain names, websites, intellectual property, customer contracts, the facility leases (including all lease improvements), and the office, trade accounts receivable, work in process, supplies, desktop and field computers used in the Business and software installed thereon, time clocks and software related to the operation of such time clocks, employee non-compete agreements, furniture and fixtures, equipment, equipment maintenance, trucks, and vehicles of the Business, including without limitation the items identified on Schedule 1.4 hereto.

1.5
“Assumed Lease” means the sublease dated May 27, 2008 with Seller as the subtenant and Clear Channel Outdoor, Inc. as the sublandlord with respect to premises located at 35 Bartels Place, New Rochelle, NY.

1.6	“Assumed Security Deposits” means all security deposits in connection with the Assumed Lease and other security deposits which directly relate to any contract of the Business assumed by Purchaser.

1.7
“Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could reasonably be expected to form the basis for any specified consequence.

1.8	“Business” has the meaning set forth in the recitals of this Agreement.

1.9	“Business Day” means any day which is not a Saturday, Sunday or day on which banks are authorized by law to close in the State of New York.

1.10	“Closing” shall have the meaning set forth in Section 2.6.1.

1.11	“Closing Date” shall have the meaning set forth in Section 2.6.1.

1.12	”Closing Date Payment” shall have the meaning set forth in Section 2.2.1.

1.13	“COBRA” shall have the meaning set forth in Section 3.25.

1.14	“Code” means the Internal Revenue Code of 1986, as amended.

1.15	“Confidential Information” shall have the meaning set forth in Section 10.5.

1.16	“Contingent Consideration” shall have the meaning set forth in Section 2.5.

1.17	[Intentionally Omitted].

1.18	“Effective Time” means 11:59 p.m., New York, New York time, on the Closing Date.

1.19	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.20
“ERISA Affiliate” means any corporation or other business entity that is included in a controlled group of corporations within which the Seller is also included, as provided in Section 414(b) of the Code; or which is a trade or business under common control with the Seller, as provided in Section 414(c) of the Code; or which constitutes a member of an affiliated service group within which the Seller is also included, as provided in Section 414(m) of the Code; or which is required to be aggregated with the Seller pursuant to regulations issued under Section 414(o) of the Code.

1.21
“Excluded Assets” means cash, cash equivalents, inter-company accounts, prepaid current assets (other than prepaid current assets which are assignable and related to and a part of the Business), loans/notes receivable, interest receivable, prepaid insurance, prepaid taxes, and other deposits (other than Assumed Security Deposits), short term and long term investments, related party receivables, computer servers and software located thereon (other than as may be specifically described in the definition of Assets) and assets described on Schedule 1.21 annexed hereto.

1.22	“Financial Statements” shall have the meaning set forth in Section 3.7.

1.23	“GAAP” means generally accepted accounting principles as in effect from time to time, applied consistently in the preparation of the Financial Statements.

1.24
“Indebtedness” of any Person means all obligations of such Person which in accordance with GAAP should be classified upon a balance sheet of such Person as liabilities of such entity, and in any event, regardless of how classified in accordance with GAAP, shall include: (i) all obligations of such Person for borrowed money or which have been incurred in connection with the acquisition of property or assets; (ii) obligations secured by any Security Interest upon property or assets owned by such Person, even though such Person has not assumed or become liable for the payment of such obligations; (iii) obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, notwithstanding the fact that the rights and remedies of the seller, lender or lessor under such agreement in the event of default are limited to repossession or sale of the property; and (iv) capitalized lease obligations.

1.25	“Indemnified Party” shall have the meaning set forth in Section 9.3.

1.26	“Indemnifying Party” shall have the meaning set forth in Section 9.3.

1.27
“Intellectual Property” means any and all of the following which is owned by, licensed by, licensed to, used or held for use by a Person (including all copies and embodiments thereof, in electronic, written or other media):  (i) all registered and unregistered trademarks, trade dress, service marks, logos, trade names, internet domain names, corporate names, limited liability company names, partnership names, all derivations thereof and all applications to register the same (the “Trademarks”); (ii) all issued U.S. and foreign patents and pending patent applications, patent disclosures and improvements thereto (the “Patents”); (iii) all registered and unregistered copyrights, mask work rights and all applications to register the same (the “Copyrights”); (iv) all computer software and databases owned or used (excluding software and databases licensed to the Seller or its Subsidiaries under standard, non-exclusive software licenses granted to end-user customers by third parties in the ordinary course of such third parties’ business) by the Seller or its Subsidiaries or under development for the Seller or its Subsidiaries by third parties (the “Software”); (v) all categories of trade secrets, know-how, inventions (whether or not patentable and whether or not reduced to practice), processes, processes, formulas, procedures, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing, and business data, pricing and cost information, business and marketing plans, client and supplier lists and information and other confidential and proprietary information (“Proprietary Rights”); (vi) all licenses and agreements pursuant to which the Seller or its Subsidiaries have acquired rights in or to any of the Trademarks, Patents, Copyrights, Software or Proprietary Rights (excluding software and databases licensed to the Seller or its Subsidiaries under standard, non-exclusive software licenses granted to end-user customers by third parties in the ordinary course of such third parties’ business) (“Licenses-In”); and (vii) all licenses and agreements pursuant to which the Seller or its Subsidiaries have licensed or transferred any rights to any of the Trademarks, Patents, Copyrights, Software or Proprietary Rights (“Licenses-Out”).  For the purposes of this definition, the term “license” also includes “sublicense.”

1.28
“Knowledge” means, (i) the actual knowledge of such Party’s Chief Executive Officer and Chief Financial Officer, and, with respect to Seller or Parent, the actual knowledge of David Oplanich, Jerome Cooper, and Stanley Brettschneider, and (ii) the knowledge that such individuals should reasonably have had based on their obligations and duties under the law and corporate governing documents.

1.29	“Latest Balance Sheet” shall have the meaning set forth in Section 3.7.

1.30
“Liability” means any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated, and whether due or to become due), obligation or Indebtedness, including without limitation, any liability for Taxes.

1.31
“Material Adverse Effect” means (i) with respect to any Party, a material adverse effect or impact upon the assets, financial condition, results of operations, or business of such Party and its Subsidiaries, if any, or (ii) in any case, on the ability of the Parties to consummate the transactions contemplated hereby, other than changes or effects arising out of (a) general economic conditions, (b) the financial markets or (c) entering into or public disclosure of this Agreement or the transactions contemplated hereby.

1.32
“Material Agreements” means, with respect to any Party, all of the following contracts, agreements, and other arrangements (hereafter collectively an “Arrangement”), whether written or oral, to which the Party is a party:

1.32.1
any arrangement (or group of related arrangements) for the lease of personal property from or to third parties with annual payments exceeding Five Thousand ($5,000) Dollars or with a term exceeding one year;

1.32.2	any arrangement concerning a partnership or joint venture;

1.32.3
any arrangement (or group of related arrangements) under which the Party has (A) created, incurred, assumed, or guaranteed (or may create, incur, assume, or guarantee) Indebtedness in excess of Twelve Thousand Five Hundred ($12,500) Dollars or (B) imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

1.32.4	any arrangement concerning confidentiality or any arrangement concerning non-competition;

1.32.5	any contract with any labor union or contract for the employment of any officer, individual employee or other Person on a full-time, part-time or consulting basis;

1.32.6
any guaranty of any obligation for borrowed money or otherwise, other than endorsements made for collection in the Ordinary Course of Business, or any agreement or commitment with respect to the lending or investing of funds to or in other Persons;

1.32.7
any contract or group of related contracts with the same party (or group of related parties) for or relating to the purchase or sale of products or services, either (A) which is not terminable by the Party on sixty (60) days or less notice or (B) under which the undelivered balance of products and services has a selling price in excess of Twelve Thousand Five Hundred ($12,500) Dollars;

1.32.8
any contract or group of related contracts with the same party either (A) requiring payments after the date hereof to or by the Party of more than Twelve Thousand Five Hundred ($12,500) Dollars, or (B) not terminable by the Party on sixty (60) days or less notice;

1.32.9
any agreement with any employee, the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a change in control or severance transaction of the nature contemplated by this Agreement involving the Party;

1.32.10	any agreement or plan the benefits of which will be increased or accelerated by the occurrence of the transactions contemplated by this Agreement;

1.32.11	any lease, sublease, license or other agreement with respect to the use of real property, including without limitation the Assumed Lease;

1.32.12	any arrangement directly or indirectly between the Party and any of its Affiliates or Subsidiaries; and

1.32.13	any other arrangement or group of related arrangements not entered into in the Ordinary Course of Business or the breach, default or termination of which would have a Material Adverse Effect.

1.33	“Most Recent Fiscal Year End” shall have the meaning set forth in Section 3.7.

1.34
“Ordinary Course of Business” means the ordinary course of business, consistent with past custom and practice, of the Purchaser or Seller, respectively, as the context herein may require (including with respect to quantity and frequency).

1.35	“Parent” has the meaning set forth on the first page of this Agreement.

1.36
“Permitted Liens” means any of the following: (i) mechanic’s, materialman’s and similar liens; (ii) liens for taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings; (iii) purchase money liens and liens securing rental payments under capital lease arrangements; (iv) in the case of real property, rights of way, building use restrictions, variances and easements, provided that the same do not materially interfere with the Seller’s operation of the Business; and (v) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

1.37	“Person” means any individual, trust, corporation, partnership, limited partnership, limited liability company or other business association or entity, court, governmental body or governmental agency.

1.38
“Plans” means: (i) all employee benefit plans as defined in Section 3(3) of ERISA; (ii) all other severance pay, deferred compensation, excess or supplemental benefit, vacation, stock, stock option, and incentive plans, contracts, schemes, programs, funds, commitments, or arrangements of any kind; and (iii) all other plans, contracts, schemes, programs, funds, commitments, or arrangements providing money, services, property, or other benefits, whether written or oral, qualified or nonqualified, funded or unfunded, and including any that have been frozen or terminated, which pertain to any employee, former employee, director, officer, member, shareholder, consultant, or independent contractor of the Seller or any ERISA Affiliate of the Seller and (a) to which the Seller or any ERISA Affiliate of the Seller is or has been a party or by which any of them is or has been bound or (b) with respect to which the Seller or any ERISA Affiliate of the Seller has made any payments or contributions since December 31, 1990 or (c) to which the Seller or any ERISA Affiliate of the Seller may otherwise have any Liability (including any such plan or arrangement formerly maintained by the Seller or any ERISA Affiliate of the Seller).

1.39	“Property Lease” with respect to any Party means a lease for the rental of real property pursuant to which the Party is tenant or subtenant.

1.40	“Purchase Price” has the meaning set forth in Section 2.2.

1.41	“Purchaser” has the meaning set forth on the first page of this Agreement.

1.42	“Related APA” means that certain Asset Purchase Agreement entered into simultaneously herewith by and between the Purchaser and ShelterClean, Inc. as Seller.

1.43
“Security Interest” means any mortgage, pledge, security interest, charge, lien, option or other encumbrance or right of any third party.  For the avoidance of doubt and without limiting the generality of the foregoing, the term “Security Interest” includes Permitted Liens.

1.44	“Seller” has the meaning set forth on the first page of this Agreement.

1.45	“Seller Interests” means any capital, capital stock, membership interests, or other security of the Seller.

1.46	“Seller’s Principal Business Premises” means the premises occupied by the Seller at 53-01 Vernon Blvd, Long Island City, New York 11101.

1.47
“Specifically Assumed Liabilities” means only those liabilities of Seller set forth on Schedule 2.2.  For the avoidance of doubt, Purchaser shall be primarily liable for any Liabilities which arise out of the Purchaser’s operation of the Business following the Effective Time.

1.48
“Subsidiary” means any corporation, limited liability company, limited partnership, partnership, trust or other entity with respect to which another Person has the power, directly or indirectly through one or more intermediaries, to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or management committee or similar governing body.

1.49
“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, sales, licenses, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

1.50
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

1.51	“Third Person” shall have the meaning set forth in Section 9.3.

1.52	“WARN Act” shall have the meaning set forth in Section 3.21.

1.53	“Arizona Transaction” means the potential transaction pursuant to which Purchaser shall acquire certain as-yet unidentified assets from ShelterClean of Arizona, Inc.

2           SALE AND PURCHASE OF ASSETS

2.1
Assets Purchased. The Seller agrees to sell all of its right, title and interest in and to the Assets, and the Purchaser agrees to purchase the Assets, for the Purchase Price and on the terms and conditions set forth herein.  Notwithstanding the foregoing, the Assets do not include the Excluded Assets.

2.2
Consideration.  The consideration for the sale of the Assets by the Seller shall be (the aggregate of all of such consideration shall be the “Purchase Price”), paid at the time or times and upon the terms otherwise set forth in this Agreement:

2.2.1	The amount (the “Closing Date Payment”) determined as follows:

(1)
An amount equal to eighty percent (80%) of the face value (as of the Effective Time) of trade accounts receivable which as of the Effective Time are not more than ninety (90) days outstanding.  On the Closing Date, the amount paid pursuant to this clause (1) shall be an amount computed with respect to the Seller’s trade accounts receivable as of November 30, 2011.  Not later than the later to occur of (x) fifteen (15) days following the Closing Date or (y) January 15, 2012, the Seller shall deliver to Purchaser a schedule of its trade accounts receivable as of the Effective Time, certified by its Chief Financial Officer to be true and correct as of the Effective Time.  The amount of the payment pursuant to this clause (1) shall be finalized based on such certified schedule as of the Effective Time, and the Seller shall pay the Purchaser or the Purchaser shall pay the Seller, as the case may be, the difference between the amount so finalized and the amount which was paid on the Closing Date, such payment to be made within two (2) days following delivery of the certified schedule; plus

(2)	An amount equal to the Assumed Security Deposits; plus

(3)	An amount, as payment for vehicles, machinery and equipment, equal to $276,250; minus

(4)
An amount equal to 100% of all pre-billed amounts (deferred revenue) for which the Seller has not incurred any expenses, provided however, that such amounts shall be adjusted as of the Effective Time to offset costs incurred but not yet billed;

plus

2.2.2	the assumption by the Purchaser of the Specifically Assumed Liabilities, plus

2.2.3	the Contingent Consideration.

2.3
Allocation of Purchase Price.  Seller and Purchaser agree to work together in good faith to arrive at an allocation of the Purchase Price in accordance with the Code.  Such allocation shall be set forth in a schedule (the “Allocation Schedule”) to be executed by both Seller and Purchaser.  Upon such execution the Allocation Schedule shall be deemed to have been incorporated into this Agreement as if it had been included ab initio.  The Seller and the Purchaser each represent to the other that they will file Internal Revenue Service Form 8594, “Asset Acquisition Statement Under Section 1060", with their Federal income tax returns for the respective tax years for which the transactions contemplated hereby must be reported.  The Seller and the Purchaser each further represent to the other that on such Form, they will report the information regarding the Purchase Price and the allocation thereof as they are set forth in the Allocation Schedule.

2.4
Limited Assumption of Liabilities.  The Purchaser shall not assume or be bound by any obligations or Liabilities of the Seller, the Parent or any of their respective Subsidiaries of any kind or nature, known, unknown, contingent or otherwise, other than the Specifically Assumed Liabilities.  Without limiting the generality of the foregoing, the Purchaser expressly does not assume or agree to pay or perform the following with respect to the Seller, the Parent or any of their respective Subsidiaries or Affiliates:

2.4.1	notes or accounts payable or other long or short-term indebtedness, except for accounts payable provided for in the Specifically Assumed Liabilities;

2.4.2
contributions or payments to any profit-sharing, bonus, pension, sick pay, vacation pay, health benefit or any other employee benefit plan, or any other salary, severance, compensation or benefits with respect to employees of the Seller;

2.4.3
any obligations, duties, responsibilities or Liabilities that now exist or may arise in the future with respect to matters occurring prior to the Closing (a) to employees or former employees or any of their respective beneficiaries, heirs or assignees, or to the Pension Benefit Guaranty Corporation or any similar organization, arising out of such employees’ or former employees’ employment or out of the transactions contemplated by this Agreement or arising by virtue of any collective bargaining relationship or agreement or pursuant to the National Labor Relations Act or any other labor relations law, (b) with respect to (1) any income, profit, or other taxes or (2) any claims under express or implied warranty or for personal injuries, property damage or consequential damages relating to products or services sold by the Seller or (c) under any statute, rule or regulation, including, but not limited to, civil rights, health, safety, labor, discrimination and environmental laws, rules and regulations;

2.4.4
any obligations or liabilities related to any claim of violation of any environmental law resulting from the operation of the Business by Seller or the use of any real property subject to the Assumed Lease or any other real property owned, leased or subleased by Seller.

The Seller and the Parent shall have the indemnification obligations set forth in Section 9.

2.5           Contingent Consideration. In addition to the consideration described in Section 2.2, which is required to be paid at the Closing pursuant to Sections 2.2.1 and 2.6.2, there shall be the following consideration (the “Contingent Consideration”):

2.5.1
If and to the extent (a) the amount that Purchaser collects, in the aggregate, from trade accounts receivable which are assigned by Seller to Purchaser under this Agreement and by the other Seller (the “Related Seller”) to Purchaser pursuant to the Related APA exceeds (b) the amount paid by Purchaser in the aggregate pursuant to Section 2.2.1(1) of this Agreement and corresponding provisions of the Related APA (the “Aggregate Collection Threshold”), then Purchaser shall pay to Seller and the Related Seller fifty percent (50%) of the amount collected in excess of the Aggregate Collection Threshold, if, as, and when such collections exceed the Aggregate Collection Threshold within thirty (30) days of receipt thereof.  Such payment shall be made by Purchaser among the Seller or Related Seller in such proportions and amounts as they shall jointly direct in writing; provided, in the absence of such joint direction from the Seller and Related Seller, Purchaser shall make such payment among the Seller and Related Seller as it shall determine in its sole discretion.

2.6	Closing.

2.6.1
The closing of the transactions contemplated under this Agreement (the “Closing”) will take place commencing at 10:00 a.m. on December 31, 2011,  or as soon as practicable after the closing conditions set forth in Section 6 have been met or waived (the “Closing Date”), at the offices of Todtman, Nachamie, Spizz & Johns, P.C., 425 Park Avenue, New York, New York unless another time, date or place is agreed to by the Parties.

2.6.2
At the Closing, the conditions to closing set forth in Article 6 shall be satisfied and the deliveries of documents and other things and the performance of other actions described in Article 6 shall be delivered and performed.

2.7
Taking of Necessary Action; Further Action.  The Parties shall use all commercially reasonable efforts to take all such action (including action to cause the satisfaction of the conditions precedent to the consummation of the transactions contemplated by this Agreement) as may be necessary or appropriate in order to consummate the transactions contemplated by this Agreement as promptly as possible.

3           REPRESENTATIONS AND WARRANTIES CONCERNING THE SELLER AND PARENT

As a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, the Seller and the Parent hereby jointly and severally represent and warrant to Purchaser that all of the statements contained in this Section 3 are correct and complete in all material respects as of the date of this Agreement, and hereby covenant that said statements will be correct and complete in all material respects as of the Effective Time (as though made as of the Effective Time and as though the Effective Time were substituted for the date of this Agreement throughout this Section 3, except as the context otherwise dictates).

3.1
Organization, Qualification and Corporate Power.  Each of the Seller and the Parent is a corporation duly formed, validly existing and in good standing under the laws of New York and Maryland, respectively.  Each of the Seller and the Parent has all requisite power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.  True and correct copies of the Certificate of Incorporation and By-Laws, in each case as amended to date, of the Seller and the Parent have been delivered to Purchaser.  Each of the Seller and the Parent is qualified to conduct business and is in good standing under the laws of each jurisdiction wherein the nature of its respective business or its respective ownership of property requires it to be so qualified.  Schedule 3.1 lists all jurisdictions in which the Seller and the Parent conduct business and sets forth in which of such jurisdictions it is qualified to do business.  Except as otherwise set forth on Schedule 3.1, neither the Seller nor the Parent now conducts or ever conducted business under any name other than its present name.  Jerome Cooper is the Chief Executive Officer of Parent and the President of Seller.  David J. Oplanich is the Chief Financial Officer of both the Seller and the Parent.

3.2
Authorization of Transaction.  Each of the Seller and the Parent has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  All necessary corporate action has been taken to authorize the execution, delivery and performance of this Agreement, including without limitation the rendering of approval by the board of directors of the Parent and by the sole stockholder of the Seller.  This Agreement constitutes the valid and legally binding obligation of the Seller and the Parent enforceable against each of them in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the enforcement of creditors’ rights generally, now or hereafter in effect and subject to the application of equitable principles and the availability of equitable remedies.

3.3
Noncontravention.  Except as set forth on Schedule 3.3 attached hereto, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (i) violate or conflict with any applicable statute, regulation, law, or rule, (ii) violate or conflict with any judgment, order, decree, stipulation, injunction, charge or other restriction of any governmental body, governmental agency or court to which the Seller or Parent is subject, or any provision of the Seller’s or Parent’s Certificate of Incorporation, By-Laws or other governing corporate documents, or (iii) conflict with, result in a breach of, constitute a default under (with or without notice or lapse of time, or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under, or result in the creation of any Security Interest upon any of the assets of the Seller pursuant to the terms of,  any contract, agreement, lease, sublease, license, sublicense, franchise, permit, indenture, agreement for borrowed money, instrument of indebtedness, Security Interest or other arrangement to which the Seller or Parent is a party or by which the Seller or Parent is bound or to which any of its respective assets are subject, the consequences of which will result in a Material Adverse Effect.  Except as set forth on Schedule 3.3, neither the Seller nor the Parent is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government, governmental agency or court, or any other Person in order for the parties to consummate the transactions contemplated by this Agreement or in order that such transactions not constitute a breach or violation of, or result in a right of termination or acceleration of any Material Agreement or any encumbrance on any of the Seller’s or Parent’s assets.

3.4
Capitalization. Set forth on Schedule 3.4 attached hereto is a true and correct description of (i) the number and nature of Seller Interests owned of record, (ii) the name of the owner of each Seller Interest, and (iii) all of the current directors and officers of the Seller.  The Seller has never authorized, offered, sold or issued equity interests other than the Seller Interests described above.  There are no currently outstanding or authorized options, warrants, rights, contracts, rights of first refusal or first offer, calls, puts, rights to subscribe, conversion rights, or other agreements or commitments to which the Seller or Parent is a party or which are binding upon the Seller or the Parent providing for the issuance, disposition, or acquisition of any Seller Interests.  There are no outstanding or authorized equity appreciation, phantom equity, or similar rights with respect to the Seller.  There are no contractual or statutory preemptive rights or similar restrictions with respect to the issuance or transfer of any Seller Interests.  There are no voting trusts, proxies, or any other agreements, restrictions or understandings with respect to the voting of any of the Seller Interests.

3.5	Subsidiaries. Seller does not own or control any direct or indirect equity interest in any Person.

3.6	[Intentionally Omitted].

3.7
Financial Statements; Books and Records.  The Seller has provided Purchaser with the following financial statements (collectively the “Financial Statements”):  (A) unaudited balance sheet and related statements of income for the Seller as of and for the fiscal years ended December 31, 2009 and December 31, 2010 (December 31, 2010 being the “Most Recent Fiscal Year End”), and (B) unaudited balance sheet (the “Latest Balance Sheet”) and related statements of income for the Seller as of and for the nine (9) months ended September 30, 2011.  The Financial Statements were prepared from the books and records of the Seller in accordance with GAAP (except to the extent that certain notes and supplemental information otherwise required in accordance with GAAP are not included in the unaudited financial statements as of December 31, 2009, December 31, 2010 and September 30, 2011 and the 2011 interim financial statements are subject to normal year-end adjustments) and fairly and accurately set forth, in all material respects, the results of operations and financial position of the Seller, for the periods indicated.

3.8
Recent Events.  Since the date of the Latest Balance Sheet, the Seller has not experienced or suffered any Material Adverse Effect.  Without limiting the generality of the foregoing, except as set forth on Schedule 3.8 attached hereto, since the date of the Latest Balance Sheet, the Seller has not:

3.8.1	sold, leased, transferred or assigned any of its assets, tangible or intangible, other than in the Ordinary Course of Business;

3.8.2
created or suffered to exist any Security Interest upon any of its assets, tangible or intangible, either (a) outside the Ordinary Course of Business or (b) within the Ordinary Course of Business but securing any Liabilities in the aggregate in excess of Five Thousand ($5,000.00) Dollars;

3.8.3
issued, sold, or otherwise disposed of any of the Seller Interests or other equity interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion or exercise) any of the Seller Interests or other equity interests, or any securities convertible or exchangeable into any the Seller Interests or other equity interests;

3.8.4
declared, set aside, or paid any distribution with respect to the Seller Interests or other equity interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of the Seller Interests or other equity interests;

3.8.5
made or committed to make any capital expenditures or entered into any other material transaction (a) outside the Ordinary Course of Business or (b) within the Ordinary Course of Business but involving an expenditure in excess of Five Thousand ($5,000.00) Dollars;

3.8.6
changed, in any material respect, the manner in which its business has been conducted, including, without limitation, billing of clients or collection of accounts receivable, purchases of goods and services or payment of accounts payable;

3.8.7	changed the accounting principles, methods or practices or any change in the depreciation or amortization policies or rates; or

3.8.8	agreed (whether orally or in writing) to any of the foregoing.

3.9
Tax Matters.  The Seller has filed all Tax Returns that it was required to file on or prior to the date hereof or has obtained valid extensions for the filing thereof. All such Tax Returns were correct and complete in all material respects and accurately reflected, in all material respects, all Liability for Taxes for the periods covered thereby.  The Seller’s Liability for unpaid Taxes, whether to any governmental authority or to another Person such as under a tax sharing agreement, for all periods ending on or before the Effective Time does not exceed the amount of the Liability accruals for Taxes on the Latest Balance Sheet.  The Seller has not received notice of any claim made by an authority in a jurisdiction where the Seller does not file Tax Returns that the Seller is or may be subject to taxation by that jurisdiction, nor does the Seller have any reason to believe that it is required to file Tax Returns in any jurisdiction where the Seller does not file Tax Returns.  There are no Security Interests on any of the assets of the Seller that arose in connection with any failure (or alleged failure) to pay any Tax when due.  The Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.  The Seller has filed all payroll and unemployment tax reports which it is required to file with federal or state tax authorities and has remitted to those tax authorities all of the taxes withheld from employees and has paid all related taxes (including but not limited to matching FICA contributions and unemployment taxes payable by the Seller).

3.10	Real Property.

3.10.1	No Owned Real Property. The Seller does not own any real property.

3.10.2
Leased Real Property.  The Property Leases described in Schedule 3.10.2 attached hereto cover all of the real estate leased by the Seller for which any individual premises requires annual rental payments in excess of $10,000.  The Assumed Security Deposit with respect to the Assumed Lease is $0, and the Assumed Security Deposit has not been decreased or drawn down.  The Seller is the current lessee under each of the Property Leases.  A true and complete copy of each of the Property Leases has been furnished to Purchaser.  Each of the Property Leases is in full force and effect in all material respects and the Seller holds a valid and existing leasehold interest under each of such Property Leases.  Except as set forth in Schedule 3.10.2, the Seller is not in default, and no circumstances exist which would result in such default (including upon the giving of notice or the passage of time, or both), under any of such Property Leases.  To the Knowledge of the Seller, no lessor under any such lease is in default under any of such leases in its duties to the lessee. The Seller has not assigned, transferred, conveyed, subjected to a Security Interest, or otherwise encumbered any interest in any of the Property Leases.  All Property Leases are in the name of the Seller as the tenant thereunder.   There is no real estate which is used by the Seller or otherwise required in the conduct of its business which is not the subject of a Property Lease.  Except as set forth in Schedule 3.10.2, no notices of default have been received from any of the landlords under the Property Leases and no notices of violations have been received from governmental agencies or insurance companies with regard to any of the Property Leases or any of the property covered thereby.  The Seller is legally in possession of all space presently occupied by it, and has not sublet or assigned same, nor granted any rights therein to any other party, nor does the Seller share any of the leased space with any other party.  Adequate means of ingress and egress exist to and from the premises demised pursuant to each Property Lease.  The fixed rent due under each Property Lease has been paid through the current month.  All charges which have been billed to the Seller for gas, electricity, light, heat, power, sewage, garbage and telephone and/or other utility services used, rented or supplied upon or in connection with the leased premises have been paid.

3.11
Title to Assets.  The Seller owns or leases all assets which it needs to own or lease in order to conduct its business as presently conducted.  Except as set forth on Schedule 3.11, the Seller owns good and marketable title, free and clear of all Security Interests except for Permitted Liens, to all of the personal property and assets reflected on the Latest Balance Sheet or acquired after the date of the Latest Balance Sheet.  Upon consummation of the Closing, the Purchaser will have good and marketable title in and to the Assets, free and clear of any Security Interests.

3.12
Intellectual Property.  Schedule 3.12 lists and briefly describes all of the Seller’s Intellectual Property (other than standard retail “shrink wrap” licenses in the Ordinary Course of Business), and all applications for registrations thereof.  There are no claims or demands, and, to the Knowledge of the Seller, no reasonable Basis for any such claim or demand, of any Person that any of Seller’s Intellectual Property or any products or services sold, marketed, distributed, licensed or provided by the Seller, is invalid or infringes or conflicts in any way with any Intellectual Property of any other Person.  Seller has taken all steps reasonably necessary to protect its Intellectual Property.  The Seller owns or has the right to use under valid, fully paid and assignable licenses all Intellectual Property necessary to conduct its business as presently conducted in all material respects.  All of the Seller’s interests in its Intellectual Property are free and clear of all Security Interests and other claims, and are not currently being challenged or, to the Knowledge of the Seller, infringed in any way or involved in any pending legal or administrative proceedings before any court or governmental agency.  The Seller has not granted any licenses for the use of any of Seller’s Intellectual Property to any third parties which remain in force and, to the Seller’s Knowledge, none of the Seller’s Intellectual Property is being used by any other Person, except in each case, pursuant to end user license granted by the Seller in connection with the sale of its products in the Ordinary Course of Business.  The Seller is not obligated to pay any royalty to any other Person or entity for the use of any such Person’s or entity’s Intellectual Property.

3.13
Material Agreements.  Schedule 3.13 attached hereto lists each of the Material Agreements to which Seller is a Party.  The Seller has delivered or otherwise made available to Purchaser a correct and complete copy of each written arrangement (including all amendments thereto) listed on Schedule 3.13 and has described with reasonable specificity on Schedule 3.13 each oral arrangement.  With respect to each arrangement so listed, except as set forth on Schedule 3.13:  (A) the arrangement is legal, valid, binding, enforceable, and in full force and effect; (B)  the Seller is not (nor, to the Knowledge of the Seller, is any other party) in material breach or default (including, with respect to any express or implied warranty), and no event has occurred which with notice or lapse of time or both would constitute a material breach or default or permit termination, modification, or acceleration, under the arrangement, except for any breaches, defaults, terminations, modifications or accelerations which have been cured or waived; and (C) no party has repudiated any provision of any such arrangement.

3.14
Litigation.  Schedule 3.14 attached hereto sets forth each instance in which the Seller (i) is subject to any unsatisfied judgment, order, decree, stipulation, injunction or charge or (ii) is a party to or, to the Knowledge of the Seller, is threatened to be made a party to, any charge, complaint, action, suit, proceeding, hearing, or investigation of or in any court or quasi-judicial or administrative agency of any Federal, state, local, or foreign jurisdiction or before any arbitrator.  None of the charges, complaints, actions, suits, proceedings, hearings, and investigations set forth in Schedule 3.14 could reasonably be expected to result in any Material Adverse Effect.  There is no reasonable basis for Seller to believe that there exists a Basis on which any such charge, complaint, action, suit, proceeding, hearing, or investigation may be brought or threatened against the Seller.

3.15
Employees; Employment Matters; Benefit Plans.  Schedule 3.15 contains a true, correct and complete list setting forth the names and current salaries or rates of compensation and current bonus plans and bonus compensation structure of all employees of the Seller as of November 30, 2011.  The Seller has not made any material changes to the aggregate number of employees employed by it or in the compensation paid to its employees since the date reflected in Schedule 3.15.  The Seller shall remain liable for any obligations or liabilities to its employees, including without limitation, contributions or payments to any profit-sharing, bonus, pension, sick pay, vacation pay, health benefit or any other employee benefit plan, or any other salary, severance, compensation or benefits.  The Seller has disclosed all written Plans, employee handbooks, policies, programs and arrangements to Purchaser. Except as set forth on Schedule 3.15, the Seller, does not maintain any Plan.  The Seller and each of its Plans is in material compliance with all applicable laws relating to labor and employee benefits, including without limitation, all applicable provisions of ERISA and the Code, any laws relating to wages, termination pay, vacation pay, fringe benefits, employee health and safety, sexual discrimination and harassment, collective bargaining and the payment and/or accrual of the same and all taxes, insurance and all other costs and expenses applicable thereto, and the Seller is not liable for any arrearage, or any taxes, costs or penalties for failure to comply with any of the foregoing.  All Plans maintained by the Seller have received the approval of the Internal Revenue Service and the Pension Benefit Guaranty Corporation as a tax-qualified retirement plan.  Such Plans shall not create any Liability on the part of the Purchaser, and the Seller agrees to indemnify fully and hold harmless the Purchaser with respect to any Liability that arises under such Plans.  The Seller is in full compliance with its funding and other material obligations with respect to such Plans.  No event has occurred for which, and there is no condition or set of circumstances under which either the Purchaser or such Plans could be subject to any material Liability under the Employee Retirement Income Security Act of 1974, the Multiemployer Pension Plan Amendments Act of 1980, or the Internal Revenue Code of 1986, as each have been amended, or any regulations promulgated thereunder.

3.16
Licenses, Permits and Approvals.  Schedule 3.16 attached hereto lists all material governmental and regulatory licenses, permits and approvals currently held by the Seller.  Such listed licenses, permits and approvals constitute all that are necessary to the conduct of the Business in accordance with applicable law as currently conducted in all material respects. There are no violations by the Seller or any claims or proceedings, pending or, to the Knowledge of the Seller, threatened, challenging the validity of or seeking to discontinue, any such material licenses, permits or approvals.  All such material permits, licenses, orders and approvals are in full force and effect and no suspension, cancellation or investigation of any of them is pending or, to the Seller’s Knowledge, threatened.  None of such material permits, licenses, orders or approvals, and no application for any of such permits, licenses, orders or approvals will be adversely affected by the consummation of the transactions contemplated by this Agreement.

3.17
Compliance with Laws.  Each of the Seller and the Parent is in compliance in all material respects with applicable laws, rules or regulations of any Federal, state, local or foreign government or agency thereof, including without limitation, environmental laws and laws relating to labor and employment, and no notice, claim, charge, complaint, action, suit, proceeding, investigation or hearing has been received by the Seller or the Parent or filed, commenced or, to the Knowledge of the Seller or the Parent, threatened against the Seller or the Parent alleging any such violation.  All licenses, permits and orders required by the Seller to conduct its business and to sell, distribute or otherwise market its products and/or services have been obtained by the Seller and are in effect; and, there exists no outstanding notice, order or directive by any governmental authority to the effect that the Seller fails to comply in any respect with any law, rule, regulation or ordinance, or that a license, permit or order is required to be obtained by the Seller. There is no pending or (to the best of Seller’s or Parent’s Knowledge) threatened litigation or regulatory action which might have an adverse effect on the business or operations of the Seller.

3.18
Brokers’ Fees. The Seller has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.  Without limiting the indemnifications for breaches of any other representations, warranties or covenants, the Seller shall indemnify the Purchaser with respect to the claims of any Brokers seeking compensation for services performed on behalf of Seller.

3.19
Potential Conflicts of Interest.  Except as set forth on Schedule 3.19 attached hereto, to the Knowledge of Seller and Parent, no officer, director, manager or member of the Seller and Parent:  (i) owns, directly or indirectly, any interest in (excepting not more than two percent (2%) stock holdings for investment purposes in securities of publicly held and traded companies) or is an officer, director, employee or consultant of any Person which is a competitor, lessor, lessee, customer or supplier of the Seller; (ii) owns, directly or indirectly, in whole or in part, any interest in Intellectual Property which the Seller is using or the use of which is necessary for the business of the Seller; or (iii) has any loan outstanding to or any cause of action or other claim against the Seller, except for claims in the Ordinary Course of Business, such as for accrued salary, severance, bonus, vacation pay and benefits under Benefit Plans and similar matters and agreements existing on the date hereof.

3.20	[Intentionally Omitted].

3.21
Compliance with WARN Act.  The Purchaser will not be subject to any Liability, nor will the Purchaser incur any costs or expenses of any kind in connection with claims of former employees of the Seller or its business, under the provisions of  29 U.S.C. §§ 2101-2109, as same may have been amended from time to time prior to the date hereof, and the regulations and rulings thereunder, and any state or local similar statute (the “WARN Act”).  The Seller represents that it has complied with the WARN Act and its requirements in all material respects. If Seller determines it is required to send a notice under the WARN Act to any of Seller’s employees prior to Closing, then Seller will provide to Purchaser any information related to such notice, will send such notice, and will coordinate responses to inquiries and requests by such employees, and Seller will indemnify Purchaser against any and all claims and adverse financial consequences related to or arising from said terminations.

3.22
Customers and Suppliers.  Schedule 3.22 contains an accurate and complete list of the names of the top twenty (20), by dollar amount, of customers and of suppliers of the Seller during the nine months ended November 30, 2011 (the “Major Customers or Suppliers”).  No Major Customer or Suppliers have ceased or threatened to cease doing business with Seller, nor is the Seller aware of any reason why any Major Customers or Suppliers might cease doing business with Seller or will not do business with Purchaser following the Effective Time.

3.23
Bankruptcy.  Neither the Seller nor the Parent has filed any petition in bankruptcy, nor commenced any other proceeding for protection from creditors in the United States, any state of the United States or in any other jurisdiction.

3.24
Nonexistence of Illegal Payments.  Neither the Seller, Parent nor any Person associated with or acting on behalf of the Seller or Parent has used any corporate funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or made any direct or indirect unlawful payments to government officials or others from corporate funds or established or maintained any unlawful or unrecorded funds.

3.25
Compliance with COBRA.  The Purchaser will not be subject to any Liability, nor will the Purchaser incur any costs or expenses of any kind in connection with claims of former employees of the Seller or its business, under the provisions of 29 U.S.C. Sections 1161-1168, as same may have been amended from time to time prior to the date hereof, and the regulations and rulings thereunder (“COBRA”).  The Seller represents that it has complied with COBRA and its requirements in all material respects.

3.26
Tangible Personal Property.  The Seller has delivered to the Purchaser and/or its designee a complete and correct schedule of machinery, equipment and other depreciable personal property owned, in the possession of or used by the Seller.   All such property is located on the premises of the Seller.  Except as set forth on Schedule 3.26, no such property is held under any lease, security agreement, conditional sales contract or other title retention or security arrangement.  The Seller has delivered to the Purchaser and/or its designee complete and correct copies of all of its files concerning manufacture and maintenance of all such property.  All machinery and equipment of the Seller is in good operating condition and repair, subject only to wear and tear which is not such as to materially and adversely affect its operation, and all such machinery and equipment is suitable for the purposes for which it is being utilized.

3.27	Environmental Matters.

(a)           Seller has obtained all material permits, licenses and other authorizations which are required in connection with the conduct of the Business, including all the occupancy, operation and use of all owned and leased real property), or any other assets owned or leased by the Seller, under regulations relating to pollution or protection of the environment, including regulations relating to emissions, storage, discharges, existence, releases or threatened releases of pollutants, contaminants, chemicals, or industrial, toxic or hazardous  substances or wastes into the environment (including without limitation ambient air, surface water, groundwater, or land), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

(b)           The Seller is in full compliance in the conduct of the Business (including the real property and all assets owned or leased by the Sellers) with all material terms and conditions of the required permits, licenses and authorizations, and is also in full compliance with all other material limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in those laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder except where the failure to comply could not reasonably be expected to result in a Material Adverse Effect.

(c)           The Seller has no Knowledge of, nor has the Seller received written notice of, any past, present or future events, conditions, circumstances, activities, practices, incidents, actions or plans which may materially interfere with or prevent compliance or continued compliance with those laws or any regulations, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, or which may give rise to any legal liability, or otherwise form the basis of any material claim, action, demand, suit, proceeding, hearing, study or investigation, based on or related to the manufacture, existence, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment of any pollutant, contaminant, chemical, or industrial, toxic or hazardous substance of waste.  Seller has not been named as a “potentially responsible party” in connection with any litigation, investigation or similar matter and does not know of any matter in which it may be so named.  There is not located in, on or over any real property owned or used by Seller (including but not limited to pursuant to the Assumed Lease) (i) any underground storage tank, (ii) asbestos in any form, (ii) urea formaldehyde insulation, (iv) electrical transformers containing PCBs or (v) any other hazardous substance.

(d)           There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice or demand letter, notice of violation, investigation or proceeding pending or threatened against the Seller in connection with the conduct of the Business (including the real property and all assets owned or leased by the Seller, whether such claims relate to a period prior to, during or after the period of Seller’s ownership or occupancy of such real property) relating in any way to those laws or any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, or which requires any investigation or response: activities.

3.28
Insurance.  The Seller maintains adequate insurance (viewed in light of the Business) with respect to its properties and business against casualties and contingencies (including, without limitation, fire, general liability and product liability).  A listing of such insurance policies and the coverage afforded by each is set forth on Schedule 3.28.  All such policies are valid, outstanding and enforceable policies and provide the insurance coverage for the properties, assets and operations of the Seller as described in said Schedule.

3.29	[Intentionally Omitted].

3.30
Undisclosed Liabilities.  Except as set forth on any of the other Schedules annexed hereto, the Seller has no material obligation or Liability, and, to the Seller’s Knowledge, there is no existing condition, situation or set of circumstances which would reasonably be expected to result in material liabilities to the Seller, except (a) those reflected or reserved against in the balance sheets contained in the Financial Statements or (b) any Liabilities incurred in the Ordinary Course of Business since the date of the Last Balance Sheet.

3.31	[Intentionally Omitted].

3.32
Accounts Receivable.  The Seller has delivered to the Purchaser a complete and correct list of the accounts receivable of the Seller as of November 30, 2011, which is annexed hereto as Schedule 3.32.  All such accounts receivable have arisen, and all accounts receivable of the Seller created after that date up to and including the date hereof shall have arisen, from valid sales in the Ordinary Course of Business, and, except as reserved for or reflected in the Financial Statements, are not subject to any offsets, credits, deductions or counterclaims.

3.33
Employment and Collective Bargaining Agreements.  Set forth in Schedule 3.33 is a complete and correct list of all written employment contracts and collective bargaining agreements, or other written agreements or arrangements providing for employee remuneration or benefits to which the Seller is a party or by which the Seller is bound.  The Seller has delivered to the Purchaser true, correct and complete copies of all such agreements.  All contracts and arrangements set forth in Schedule 3.33 are in full force and effect in accordance with their terms, and the Seller is not in default under them.  There have been no claims of defaults by the Seller and there are no facts or conditions which, if continued, or on notice, would result in a default by the Seller under these contracts or arrangements.  There is no pending or threatened labor dispute, strike or work stoppage or labor organizing effort affecting the Business.

3.34
Disclosure.  No representation or warranty by the Seller or Parent made in this Agreement and no statement made in any certificate, financial statement, exhibit or schedule furnished in connection with the transaction herein contemplated is false or misleading in any material respect or knowingly omits to state any fact necessary to make any such representation or statement not misleading in any way which would have a Material Adverse Effect on the Business or the Assets.  There is no fact known to the Seller or the Parent, and the Seller and the Parent have no reason to know of any fact, which would have a Material Adverse Effect on the Business and the Assets and which has not been set forth in this Agreement or an exhibit or schedule hereto.

3.35
Reliance.  The Seller and Parent acknowledge and agree that the Purchaser, in purchasing the Assets and otherwise consummating transactions contemplated hereby, is relying upon the representations and warranties of the Seller and Parent set forth herein, regardless of any independent investigation made by or on behalf of the Purchaser, and the Seller and Parent agree that the Purchaser is justified in doing so.

4           REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Seller that the statements contained in this Section 4 are correct and complete in all material respects as of the date of this Agreement, and hereby covenants that said statements will be correct and complete in all material respects as of the Effective Time (as though made as of the Effective Time and as though the Effective Time were substituted for the date of this Agreement throughout this Section 4, except as the context otherwise dictates)

4.1
Organization. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New York.  Purchaser is qualified to conduct business and in good standing under the laws of each jurisdiction wherein the nature of its business or its ownership of property requires it to be so qualified.

4.2
Authorization of Transaction.  The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  All necessary corporate action has been taken to authorize the execution, delivery and performance of this Agreement.  This Agreement constitutes the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the enforcement of creditor’s rights generally, now or hereafter in effect and subject to the application of equitable principle and the availability of equitable remedies.

4.3
Brokers’ Fees.  The Purchaser has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Seller is or could become liable or obligated.  Without limiting the indemnifications for breaches of any other representations, warranties or covenants, the Purchaser shall indemnify the Seller with respect to the claims of any Brokers seeking compensation for services performed on behalf of Purchaser.

5           PRE-CLOSING COVENANTS

5.1
Conduct of Business.  During the period from the date of this Agreement through the Effective Time, the Seller shall conduct its operations, and shall cause its respective Subsidiaries to conduct their respective operations, solely in the Ordinary Course of Business and in compliance with the terms of this Agreement.   The Seller shall keep the Assets in the same state of repair as they are on the date hereof in all material respects, normal wear and tear excepted, and use commercially reasonable efforts to retain the services of its employees, and preserve for the Purchaser the goodwill of its customers, licensors, lessors and others having business relations with it.  The Seller shall maintain in full force and effect all policies of all forms of insurance as set forth on Schedule 3.28 and will endeavor to comply with all laws affecting the operation of its business, and the Seller will give notice to the Purchaser of any unusual event or circumstance affecting the Seller or the Assets. Without limiting the generality of the foregoing, from the date hereof until the Effective Time Seller will carry on its business and operations in the usual, regular and ordinary manner and, absent the prior written consent of the Purchaser, the Seller shall not, and the Parent shall not permit the Seller to, do any of the following:

5.1.1
change, alter or make any material employment contracts or arrangements with any of its management personnel or make, adopt, alter, revise or amend any pension and/or profit sharing, bonus, stock option or other employee benefit plan;

5.1.2	declare or pay any dividend or make any other distribution with respect to its capital stock, membership interests or other equity securities;

5.1.3	issue, sell or become contractually committed to issue or sell any of its shares, membership interests, or other equity securities;

5.1.4	purchase or otherwise acquire, directly or indirectly, any of its shares, membership interests or other equity securities;

5.1.5	split, combine, reclassify or redeem any of its capital stock, membership interests or other equity securities;

5.1.6	take any action with respect to accounting policies or procedures, other than actions in the Ordinary Course of Business;

5.1.7	make any tax election or settle or compromise any material Federal, State, local or foreign tax Liability;

5.1.8
acquire or agree to acquire by merger or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or in any other manner, any business or any corporation, partnership, limited liability company, or other business organization or division;

5.1.9	revalue any material amount of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the Ordinary Course of Business;

5.1.10	incur or commit to incur aggregate capital expenditures in the Ordinary Course of Business in excess of Ten Thousand ($10,000.00) Dollars;

5.1.11	sell, create, assume or acquire property subject to any Security Interest except in the Ordinary Course of Business;

5.1.12	other than in the Ordinary Course of Business, enter into any transaction, sell any assets, incur any obligation, or incur or make any payment in respect of any Liabilities;

5.1.13	incur any material Indebtedness or make or commit to make any capital expenditures outside of the Ordinary Course of Business;

5.1.14
enter into or engage in any transaction with any Affiliate or shareholder of the Seller except in the Ordinary Course of Business and upon terms not less favorable to the Seller than on an arms-length basis;

5.1.15	modify, amend or terminate the Assumed Lease or any other lease of real property entered into by Seller or enter into any new lease or sublease of real property with respect to the Business;

5.1.16	alter or amend in any manner its certificate of incorporation, by-laws or other governing documents; or

5.1.17	alter, amend or enter into any licensing or contractual arrangements with respect to any of its Intellectual Property, other than in the Ordinary Course of Business.

5.2
Notification of Bulk Sale to Tax Authorities.  The Purchaser and Seller shall cooperate in preparing and filing on a timely basis any notification required by the State of New York or any other jurisdiction in which the Seller does business, in the absence of which notification any tax authorities may impose Liability upon the Purchaser for any taxes for which the Seller may be primarily liable, whether in the nature of income taxes, franchise taxes, sales taxes, use taxes or otherwise.

5.3
Access to Records and Premises.  From and after the date of this Agreement, through the Closing Date, the Seller shall give to the Purchaser and its counsel, accountants and other representatives, full access during normal business hours and upon reasonable notice to all offices, properties, clients, suppliers, contracts, personnel, properties, and records of the Seller, so that the Purchaser may investigate and inspect them, and to carry out the intent and purpose of this Agreement, and the Seller shall furnish to Purchaser copies of all documents and records and financial and operating data and other information concerning the Seller as the Purchaser may reasonably request.

5.4
Notice of Changes.  Between the date of this Agreement and the Closing Date, the Seller and Purchaser agree to notify each other in writing promptly of: (i) any occurrence or state of facts which will result in any of the notifying Party’s warranties and representations contained in Section 3 or Section 4 hereof not being true and correct in any material respect if restated as of the Effective Time (ii) the occurrence or non-occurrence of any event which would be likely to cause any condition to the obligations of any Party to effect the transactions contemplated by this Agreement not to be satisfied, or (iii) the failure of either Party, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would be likely to result in any condition to the obligations of any party to perform its obligations or to effect the transactions contemplated by this Agreement not to be satisfied.  The delivery of any notice pursuant to this Section 5.5 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice, provided that such recipient Party, at the earlier of (i) ten (10) days after receipt of such notice or (ii) the Closing Date, advises the other Party of its objection to the matter disclosed in such notice and the nature of such objection.

5.5
Exclusivity.  The Seller shall not, nor shall any officer, director, manager, employee or agent acting for the Seller, directly or indirectly, (a) solicit, encourage or initiate any discussion with, (b) negotiate or otherwise deal with, (c) accept any offer from, or provide any information to, any Person, other than the Purchaser, concerning any disposition or sale of any material portion of the Seller’s assets or any portion of the business of the Seller, whether by sale of stock, sale of assets, merger or otherwise, or any proposed debt or equity investment in the Seller or any of its Subsidiaries, and the Seller shall not enter into any agreement concerning any such transaction.

5.6
Cooperation.  Each Party will use all commercially reasonable efforts to take all action and to do all things necessary, proper or advisable and to cause their respective subsidiaries to take all action and to do all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including satisfying the closing conditions set forth in Section 6.  The Parties shall use commercially reasonable efforts to take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated hereby including but not limited to using commercially reasonable efforts to obtain any consent the absence of which would result in a Material Adverse Effect.  The cost of obtaining any such consent shall be borne solely by Seller.  The Parties shall mutually cooperate in preparing a letter providing notice of the transactions contemplated hereby to Persons from whom consent may be required as described on Schedule 3.3.

6           CONDITIONS TO CLOSING

6.1
Conditions to Obligation of Purchaser.  The obligations of Purchaser to consummate the transactions contemplated hereby are subject to the satisfaction of the following conditions at or prior to the Closing Date.  Purchaser may waive any condition, in whole or in part, specified in this Section 6.1 if it executes a writing so stating at or prior to the Closing Date.

6.1.1
The representations and warranties set forth in Section 3 shall be true and correct in all material respects at and as of the Effective Time as though the Effective Time were substituted for the date hereof throughout such representations and warranties.  The Seller shall have delivered to Purchaser a certificate signed by an officer of the Seller to that effect.

6.1.2
The Seller shall have performed and complied in all material respects with all of its covenants hereunder through the Closing Date.  The Seller shall have delivered to Purchaser a certificate signed by an officer of the Seller to that effect.

6.1.3
The Seller shall have delivered to Purchaser: (i) a copy of the text of the resolutions by which the corporate action on the part of the Seller necessary to approve this Agreement were taken, certified by the Seller’s Secretary, (ii) an incumbency certificate signed by an officer of the Seller certifying the signature and office of each officer and manager executing this Agreement or any other agreement, certificate or other instrument executed pursuant hereto, (iii) a copy of the Seller’s Certificate of Incorporation, as amended to date, certified by the State Secretary of the State of New York, (iv) a copy of the By-Laws of Seller, as amended to date, certified by the Secretary of the Seller, and (v) good standing certificates for the Seller, issued as of a recent date, by the State Secretary of the State of New York and each other jurisdiction in which the Seller is required to be qualified to do business.

6.1.4
Purchaser shall have received from Ruskin Moscou Faltischek, P.C., counsel to the Seller, its opinion with respect to legal matters of a nature customarily provided by a seller’s counsel in transactions of this type, in form and substance reasonably acceptable to counsel for Purchaser, addressed to Purchaser and dated as of the Closing Date.

6.1.5
Seller shall have delivered from time to time to Purchaser upon reasonable request copies of all data in its possession for the period ending on the Closing Date with respect to Seller’s time clock records, accounts payable, accounts receivable and human resources which are necessary for the operation of the Business.  Such data shall be delivered in human and/or machine readable form, as the Purchaser reasonably determines.

6.1.6
No action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction, to which any of the Parties is a party and relief is sought therein by other than a Party which would prevent or inhibit in any material respect the consummation of the transaction contemplated hereby or seek to impose any material Liability on any Party as a result of the consummation of the transactions contemplated hereby, and all necessary regulatory approvals shall have been obtained.  For the avoidance of doubt and without limitation, if any landlord-tenant action is pending which seeks either to impose liability on Purchaser for periods ending on or before the Closing Date or which materially and adversely affects the transfer of the Assets to Purchaser, the conditions of this Section 6.1.6 shall not then be satisfied.

6.1.7
The landlord for the Seller’s Principal Business Premises shall have consented in writing to the assignment by Seller to Purchaser of the lease to the Seller’s Principal Business Premises without any term or condition to such consent which is not wholly acceptable to Purchaser, and such an assignment shall have been executed and delivered by Seller and Purchaser. The cost of obtaining any such consent shall be borne solely by Seller.

6.1.8	The Seller shall transfer to the Purchaser good and marketable title in and to the Assets, free and clear of any Security Interests.

6.1.9	The Seller shall have procured all of the consents, if any, identified in Schedule 3.3. The cost of obtaining any such consent shall be borne solely by Seller.

6.1.10
The Seller shall have executed and delivered, or caused to be executed and delivered, to Purchaser all such deeds, vehicle titles, bills of sale, assignments of contracts and other such documents and instruments as are reasonably necessary to consummate the transactions contemplated by this Agreement, each of which shall be in a form reasonably acceptable to Purchaser and Purchaser’s counsel.

6.1.11
The Seller shall have changed its (and shall cause each of its Affiliates and subsidiaries to have changed its respective ) corporate name to one which is dissimilar to the Seller’s name and shall furnish Purchaser with any document reasonably necessary to permit the Purchaser to change its corporate name to the Seller’s present name or one similar thereto.

6.1.12	The Seller and the Purchaser shall have closed on the Related APA.

6.1.13	[Intentionally Omitted].

6.1.14	Seller shall have delivered an assignment of trade name and trademark for Metroclean Express of New Jersey, Inc in form acceptable to Purchaser.

6.2
Conditions to Obligations of the Seller.  The obligations of the Seller to effect the transactions contemplated hereby are subject to satisfaction at or prior to the Closing Date of the following conditions.  The Seller may waive, in whole or in part, any condition specified in this Section 6.2 if it executes a writing so stating at or prior to the Closing Date.

6.2.1
The representations and warranties set forth in Section 4 above shall be true and correct in all material respects at and as of the Effective Time as though the Effective Time were substituted for the date of this Agreement throughout such representations and warranties.  The Purchaser shall have delivered to Seller a certificate signed by an officer of the Purchaser to that effect.

6.2.2
Purchaser shall have delivered to the Seller (i) a copy of the text of the resolutions by which the corporate action on the part of the Purchaser necessary to approve this Agreement were taken, certified by the Purchaser’s Secretary, (ii) an incumbency certificate signed by an officer of the Purchaser certifying the signature and office of each officer and manager executing this Agreement or any other agreement, certificate or other instrument executed pursuant hereto, and (iii) good standing certificates for the Purchaser, issued as of a recent date, by the State Secretary of the State of New York.

6.2.3
The Seller shall have received from Todtman, Nachamie, Spizz & Johns, P.C., counsel to Purchaser, its opinion with respect to legal matters of a nature customarily provided by a purchaser’s counsel in transactions of this type, in form and substance reasonably acceptable to counsel for Seller, addressed to Seller and dated as of the Closing Date.

6.2.4
No action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction, to which any of the Parties is a party and relief is sought therein by other than a Party which would prevent or inhibit in any material respect the consummation of the transaction contemplated hereby or seek to impose any material Liability on any Party as a result of the consummation of transactions contemplated hereby, and all necessary regulatory approvals shall have been obtained.

6.2.5	Purchaser shall have assumed the Specifically Assumed Liabilities.

6.2.6
The Purchaser shall have executed and delivered, or caused to be executed and delivered, to Seller all such deeds, vehicle titles, bills of sale, assignments of contracts and other such documents and instruments as are reasonably necessary to consummate the transactions contemplated by this Agreement, each of which shall be in a form reasonably acceptable to Seller and Seller’s counsel.

6.2.7	The Seller and the Purchaser shall have closed on the Related APA.

6.2.8	The Purchaser shall have delivered the Closing Date Payment.

7           TERMINATION

7.1	Termination Prior to Closing Date. This Agreement may be terminated any time prior to the Closing Date:

7.1.1	by the mutual written consent of Purchaser and the Seller;

7.1.2
by either the Seller or the Purchaser, upon written notice to the other, if the Closing has not occurred by January 20, 2012, and the failure to close is not caused in whole or in part by the Party seeking to provide such written notice. Either party shall have the right to extend such date for fifteen (15) days by giving written notice thereof to the other Party.  Otherwise time is of the essence with respect to the Closing Date.

7.1.3
by either the Seller or the Purchaser, upon written notice to the other, at any time prior to the Closing, if there has been a material misrepresentation, a material breach of warranty or material breach of a covenant on the part of the other Party which has not been cured to the reasonable satisfaction of the notifying Party within ten (10) Business Days after notice of such breach has been received by the other Party.

7.2
Effect of Termination.  In the event of termination of this Agreement pursuant to Section 7.1, this Agreement will forthwith become void and there will be no further Liability on the part of Purchaser or the Seller hereunder, except Liability of any party for intentional breaches of this Agreement prior to the time of such termination, and except that the covenants and agreements set forth in Section 11.11 (regarding expenses), Section 10.4 (regarding confidentiality) and this Section 7.2, shall survive such termination indefinitely.

8           PURCHASER’S OFFERS TO EMPLOYEES OF SELLER

8.1           Purchaser shall, on or before the Closing Date, offer employment in good faith to a minimum of  10 of Seller’s employees who are then currently employed by, or working in the Business (regardless of the actual employer), at commercially reasonable hourly rates.  The foregoing shall not be construed as requiring Purchaser to employ any particular person nor to employ any person on anything other than an at-will basis.  Purchaser agrees to make its employees and related Business records available, to the extent reasonably necessary for Seller to process any claims arising out of the prior operation of the Business.  Purchaser’s agreement to make offers of employment shall not be construed to establish any liability on Purchaser for any period related prior to the Closing Date, including without limitation any liability that may arise under the WARN Act or any State equivalent of the WARN Act, or any ERISA withdrawal liability.

9           INDEMNIFICATION

9.1
Survival of Representations and Warranties.  All representations and warranties of the Purchaser, Seller and Parent set forth in this Agreement shall be true from the date hereof through and including the Closing, and shall survive the Closing for eighteen (18) months, except that (x) representations regarding the payment of any Tax or the filing of any Tax Return shall survive until six (6) months following the date upon which the applicable taxing authority is barred by statute of limitations from assessing or collecting taxes, penalty or interest with respect thereto and (y) representations set forth in Section 3.1, 3.2, 3.9, 3.11, 3.15 and 3.27 shall survive for the applicable statute of limitations.  All covenants shall survive for the applicable statute of limitations.  No claim may be brought for indemnification hereunder more than six (6) months following the last day of the period for which such representation, warranty or covenant survives.

9.2
General Indemnification by the Seller and Parent  The Seller and Parent jointly and severally covenant and agree that they will indemnify, defend, protect and hold harmless Purchaser and each of its Affiliates and its managers, members, directors, officers, employees, agents, successors, representatives and assigns (“Purchaser Indemnitees,” and each a “Purchaser Indemnitee”) at all times, from and after the date of this Agreement from and against all claims, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses (including specifically, but without limitation, reasonable attorneys’ fees and expenses of investigation) incurred by a Purchaser Indemnitee as a result of or arising from:

9.2.1
subject to the provisions of Section 9.1, any breach of the representations and warranties of Seller and/or Parent set forth herein or on the Schedules or certificates delivered in connection herewith,

9.2.2	any breach of any covenant or agreement on the part of the Seller and/or Parent under this Agreement (except for the covenants set forth in Article 5, which shall not survive the Closing),

9.2.3	any and all Liabilities of the Seller, the Parent and any and all of their respective Subsidiaries and Affiliates, other than the Specifically Assumed Liabilities, and

9.2.4
any Liabilities which arise out of the operation of the business of ShelterClean of Arizona, Inc., except insofar as directly related to any Liabilities which arise out of the Purchaser’s operation, following the Closing, of the assets which are acquired pursuant to the Arizona Transaction.

9.3
Indemnification by Purchaser.  Purchaser covenants and agrees that it will indemnify, defend, protect and hold harmless the Seller and Parent and each of its Affiliates and its managers, members, directors, officers, employees, agents, successors, representatives and assigns (“Seller Indemnitees,” and each a “Seller Indemnitee”)at all times from and after the date of this Agreement from and against all claims, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses (including specifically, but without limitation, reasonable attorneys, fees and expenses of investigation) incurred by a Seller Indemnitee as a result of or arising from:

9.3.1	subject to the provisions of Section 9.1, any breach by Purchaser of its representations and warranties set forth herein or on the Schedules or certificates attached hereto,

9.3.2	any breach of any covenant or agreement on the part of Purchaser under this Agreement (except for the covenants set forth in Article 5, which shall not survive the Closing), and

9.3.3	any Specifically Assumed Liabilities, and

9.3.4	any Liabilities which arise out of the Purchaser’s operation of the Business following the Closing.

9.4
Third Person Claims.  Promptly after any party hereto (hereinafter the “Indemnified Party”) has received notice of or has Knowledge of any claim by a Person not a party to this Agreement (“Third Person”), or the commencement of any action or proceeding by a Third Person, the Indemnified Party shall, as a condition precedent to a claim with respect thereto being made against any party obligated to provide indemnification pursuant to Section 9.2 or 9.3 hereof (hereinafter the “Indemnifying Party”), give the Indemnifying Party written notice of such claim or the commencement of such action or proceeding.  Such notice shall state the nature and the basis of such claim and a reasonable estimate of the amount thereof.  The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel, any such matter so long as the Indemnifying Party pursues the same in good faith and diligently, provided that the Indemnifying Party shall not settle any criminal proceeding or any other proceeding to the extent that relief other than the payment of money is sought, without the written consent of the Indemnified Party.  If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall reasonably cooperate with the Indemnifying Party and its counsel in the defense thereof and in any settlement thereof.  Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records or information reasonably requested by the Indemnifying Party that are in the Indemnified Party’s possession or control.  All Indemnified Parties shall use the same counsel, which shall be the counsel selected by Indemnifying Party, provided that if counsel to the Indemnifying Party shall have a conflict of interest that prevents counsel for the Indemnifying Party from representing Indemnified Party, Indemnified Party shall have the right to participate in such matter through counsel of its own choosing and Indemnifying Party shall reimburse the Indemnified Party for the reasonable expenses of its counsel.  After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted Liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted Liability, except  as set forth in the preceding sentence and  to the extent such participation is requested by the Indemnifying Party, in which event the Indemnified Party shall be reimbursed by the Indemnifying Party for reasonable additional legal expenses and out-of-pocket expenses.  If the Indemnifying Party desires to accept a final and complete settlement of any such Third Person claim and the Indemnified Party refuses to consent to such settlement, then the Indemnifying Party’s Liability under this Section 9 with respect to such Third Person claim shall be limited to the amount so offered in settlement by said Third Person.  Upon agreement as to such settlement between said Third Person and the Indemnifying Party, the Indemnifying Party shall, in exchange for a complete release from the Indemnified Party, promptly pay to the Indemnified Party the amount agreed to in such settlement and the Indemnified Party shall, from that moment on, bear full responsibility for any additional costs of defense which it subsequently incurs with respect to such claim and all additional costs of settlement or judgment.  If the Indemnifying Party does not undertake to defend such matter to which the Indemnified Party is entitled to indemnification hereunder, or fails diligently to pursue such defense, the Indemnified Party may undertake such defense through counsel of its choice, at the cost and expense of the Indemnifying Party, and the Indemnified Party may settle such matter, and the Indemnifying Party shall reimburse the Indemnified Party for the amount paid in such settlement and any other Liabilities or expenses incurred by the Indemnified Party in connection therewith, provided, however, that under no circumstances shall the Indemnified Party settle any Third Person claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.  All settlements hereunder shall effect a complete release of the Indemnified Party, unless the Indemnified Party otherwise agrees in writing.  The parties hereto will make appropriate adjustments for insurance proceeds in determining the amount of any indemnification obligation under this Section.

9.5           Limitations on Rights of Indemnification.

9.5.1
No Purchaser Indemnitee shall have the right to indemnification under this Agreement unless and until the aggregate amount of any and all such indemnification claims made by the Purchaser Indemnitee and by any Purchaser Indemnitees under the corresponding provisions of the Related APA exceeds Fifty Thousand ($50,000) Dollars (the “Basket Threshold”), at which time the Purchaser Indemnitee shall be entitled to the entire amount in excess of the Basket Threshold; provided, however, the Basket Threshold shall not apply to claims arising out of fraud.  The Basket Threshold under this Agreement and the Basket Thresholds under corresponding provisions of the Related APA (collectively the “Aggregate APA’s”) shall be treated as a single Basket Threshold, such that all claims made under any of the Aggregate APA’s shall be treated as reducing the Basket Threshold under each and every one of the Aggregate APA’s such that the total Basket Threshold under the Aggregate APA’s is Fifty Thousand ($50,000) Dollars.

9.5.2
The aggregate liability of Seller pursuant to this Article 9 shall not exceed the Purchase Price under this Agreement, plus the purchase price under the Arizona Transaction, plus the corresponding provisions of any of the Related APA’s; provided, however, that there shall not be any limitation of liability with respect to breaches of Seller’s representations and warranties relating to tax matters, ERISA matters and environmental matters.

9.6
Remedies.  The remedies provided in this Article 9 shall be the sole and exclusive remedies of the Purchaser Indemnitees and Seller Indemnitees from and after the Closing in connection with any breach of representation or warranty or non-performance, partial or total, of any covenant or agreement contained in this Agreement; provided, that, nothing contained herein shall prevent any party from seeking equitable remedies (including specific performance or injunctive relief) in connection therewith.  The Parent and Seller expressly agree that the indemnifications provided for herein are their joint and several obligations.  The Purchaser Indemnitees shall not be required first to institute any suit or action or to exhaust their remedies against the Seller or Parent or any other person or party in order to enforce this indemnification against either the Seller or the Parent.

10	COVENANT NOT TO COMPETE; CONFIDENTIALITY

10.1
Scope of the Covenant.  In consideration of the purchase of the Assets and other consideration given hereunder, the Seller and the Parent hereby covenant and agree that they will not, directly or indirectly, for a period of five (5) years from the Closing Date:

10.1.1           except on behalf of Purchaser, engage in any business which competes with the business of the Seller within a one hundred (100) mile radius of any business location at which Seller or Purchaser now operate or at which Purchaser operates within such five (5) years;

10.1.2           interfere, directly or indirectly, whether for his own account or for the account of any other Person, firm, corporation or other business organization, with the Purchaser’s relationship with, or endeavor to entice away from the Purchaser, any Person, firm, corporation or other entity who or which is an employee, consultant, distributor, distributing agent or subagent, production contractor, supplier, source of material and/or product or customer of, or in the habit of dealing with, the Purchaser.

10.2
Engaged in a Business.  For purposes of this Section 10, a Person shall be deemed directly or indirectly engaged in a business if the Person participates in such business as proprietor, partner, joint venturer, stockholder, director, officer, manager, employee, consultant, advisor or agent, or if the Person controls such business, provided that the Person shall not be deemed engaged in a business solely because the Person holds  less than two (2%) percent of the outstanding equity of any publicly owned corporation, provided that the Person shall not be in a control position with regard to such corporation.

10.3
Injunctive Relief.   The Seller and the Parent each recognize that irreparable damage will result to Purchaser if this restrictive covenant is violated, and that the remedy at law for any such failure or refusal will be inadequate.  Accordingly, in addition to any other remedies and damages available (none of which remedies or damages are hereby waived), Purchaser shall be entitled, in such event, to injunctive and other equitable relief, including without limitation, specific performance.

10.4
Confidentiality.  Seller and Parent will treat and hold as confidential all confidential information relating to the Assets (the “Confidential Information”), and shall refrain from using or disclosing any  Confidential Information, unless disclosure is required by law, rule, regulation or order of any governmental authority under color of law.  In the event that the Seller or Parent is required (by written request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar legal process) to disclose any Confidential Information, the Seller or Parent, as the case may be, shall notify the Purchaser promptly of the request or requirement so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 10.4.  If, in the absence of a protective order or the receipt of a waiver hereunder, the Seller or Parent is, based on an opinion of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, the Seller or Parent may disclose such Confidential Information to such tribunal; provided, however, that the Seller or Parent shall, upon the request of Purchaser, exert all reasonable efforts to obtain, at the reasonable request of the Purchaser, an order or other assurance that confidential treatment will be accorded to such portion of the such Confidential Information required to be disclosed as Purchaser shall reasonably designate.  For the avoidance of doubt, the foregoing requirements shall not apply to any request, demand or requirement of Parent to provide Confidential Information to the Securities and Exchange Commission, any securities exchange or self-regulatory organization (such as FINRA).

11           MISCELLANEOUS

11.1
Further Assurances.  In case at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents and the making available of any reasonably relevant books and records, including without limitation books and records related to time clock records, accounts payable, accounts receivable and human resources with respect to periods prior to the Closing Date) as any other Party reasonably may request, at the sole cost and expense of the requesting Party.

11.2
Press Releases and Announcements.  No Party shall issue any press release or announcement relating to the existence or subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by law or regulation, including, without limitation, any disclosures made necessary by Purchaser’s status as a public company (in which case the disclosing Party will advise the other Party, in writing at least two (2) Business Days prior to making the disclosure, which disclosure shall be kept confidential by the recipient of such notice until such public disclosure is made) and shall insofar as may be practicable reflect on such disclosure substantially all reasonable comments of the other parties.

11.3	No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

11.4
Entire Agreement.  This Agreement (including the other documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, that may have related in any way to the subject matter hereof.

11.5
Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign this Agreement or any of such Party’s rights, interests, or obligations hereunder without the prior written approval of the other Parties.  Notwithstanding the foregoing, Purchaser may assign its rights under this Agreement on or before the Closing Date to an Affiliate or wholly owned Subsidiary in its sole and absolute discretion, provided that such assignment shall not relieve Purchaser of any of its obligations hereunder.

11.6	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

11.7
Facsimile Signature.  Facsimile or electronic transmission in portable document format of any signed original document or retransmission of any signed facsimile or electronic transmission in portable document format will be deemed the same as delivery of an original.

11.8
Notices.  All notices, requests, demands, claims, and other communications hereunder will be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) three (3) Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one day after receipt is electronically confirmed, if sent by fax (provided that a hard copy shall be promptly sent by first class mail), or (iii) one (1) Business Day following deposit with a recognized national overnight courier service for next day delivery, charges prepaid, and addressed to the intended recipient as set forth below:

If to the Seller:	With a Copy To:
GTJ REIT, Inc.	Ruskin Moscou Faltischek, P.C.
444 Merrick Rd., Suite 370	East Tower, 15th Floor
Lynbrook, NY 11563	1425 RXR Plaza
Attn: Jerome Cooper	Uniondale, NY 11556-1425
Fax: (516) 887-2029	Attn: Adam P. Silvers, Esq.
Fax: (516) 663-6719

If to Purchaser:	With a Copy to:
Triangle Services	Todtman, Nachamie, Spizz & Johns, P.C.
10 Fifth St., 2nd Floor	425 Park Avenue
Valley Stream, NY 11581	New York, NY 10022
Attn: Lonnie Fine	Attn: Alex Spizz, Esq.
Fax: (516) 872-1599	Fax: (212) 754-6262

Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is delivered to the individual for whom it is intended.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

11.9
Governing Law.  This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.  The Parties hereby irrevocably agrees that all actions, suits or proceedings arising out of, in connection with or relating to this Agreement, or the interpretation, performance or breach thereof, shall be brought in the Supreme Court of the State of New York, County of New York.  The Parties hereby agree that if litigation is commenced in such court, they each waive personal service of all process on the condition that all such process is served personally or by registered or certified mail directed to the Party at the address set forth in this Agreement for the giving of notices, or as otherwise provided by the laws of the State of New York or the United States.  Nothing herein shall affect the right of a Party to serve process in any other manner permitted by law. Each Party waives any defense it may have as to improper venue, or that any of the above courts is an inconvenient forum.

11.10
Amendments and Waivers.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Purchaser and the Seller.  No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence of such kind.

11.11
Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction.  If a final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

11.12
Expenses.  Each Party shall pay its own expenses related to the transactions contemplated by this Agreement.  Subject to approval by the Board of Directors of Purchaser, Seller’s expenses related to the transactions contemplated by this Agreement shall be assumed by Purchaser at the Closing.

11.13
Construction.  The Parties have jointly participated in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumptions or burdens of proof shall arise favoring any Party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any Federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The Parties intend that each representation, warranty and covenant contained herein shall have independent significance.  If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.  Each defined term used in this Agreement has a comparable meaning when used in its plural or singular form.  Each gender-specific term used herein has a comparable meaning whether used in a masculine, feminine or gender-neutral form.  The term “include” and its derivatives shall have the same construction as the phrase “include, without limitation,” and its derivatives.  The section headings contained in this Agreement are inserted for convenience or reference only and shall not affect in any way the meaning or interpretation of this Agreement.

11.14	Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

11.15           Directly or Indirectly. Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether the action in question is taken directly or indirectly by such Person.

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IN WITNESS WHEREOF, the Parties hereto have executed this Asset Sale and Purchase Agreement as of the date first above written.

TRIANGLE SERVICES, INC., Purchaser

By: /s/ Lonnie Fine
Name: Lonnie Fine
Title: Chief Executive Officer

Metroclean Express Corp., Seller

By: /s/ Douglas A. Cooper
Name: Douglas A. Cooper
Title: Secretary

GTJ REIT, Inc., Parent

By: /s/ Douglas A. Cooper
Name: Douglas A. Cooper
Title: Secretary and Executive Vice President